UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE TO
                          (Rule 14d-100)
 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                 Securities Exchange Act of 1934

    FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND
                (Name of Subject Company (Issuer))

    FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND
                 (Name of Filing Person (Issuer))

        MONEY MARKET CUMULATIVE PREFERRED (MMP(R)) SHARES,
                    PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                            33733Q206
              (CUSIP Number of Class of Securities)

                      W. Scott Jardine, Esq.
                            Secretary
    First Trust/Four Corners Senior Floating Rate Income Fund
                120 East Liberty Drive, Suite 400
                     Wheaton, Illinois 60187
                    Telephone: (800) 621-1675
 (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of Filing Person(s))

                         With a Copy to:
                           Eric F. Fess
                      Chapman and Cutler LLP
                      111 West Monroe Street
                     Chicago, Illinois 60603
                    Telephone: (312) 845-3000


                    Calculation of Filing Fee

       Transaction Valuation               Amount of Filing Fee
         $20,907,905.33(a)                     $1,166.66(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 880 shares in the offer, based upon a price of 95% of the liquidation preference of $25,000 per share plus unpaid dividends accrued through July 14, 2009 at an assumed rate equal to the current dividend rate.
(b)   Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not Applicable      Filing Party: Not Applicable
      Form or Registration No.: Not Applicable    Date Filed: Not Applicable

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

ITEMS 1 THROUGH 11.

         This Tender Offer Statement on Schedule TO is filed by First Trust/Four Corners Senior Floating Rate Income Fund, a Massachusetts business trust (the "Fund"). This Schedule TO relates to the Fund's offer to purchase for cash up to 100% of its outstanding Money Market Cumulative Preferred Shares, par value $0.01 per share (the "MMP Shares"), upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase dated June 16, 2009 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). The price to be paid for the MMP Shares is an amount per share, net to the seller in cash, equal to 95% of the liquidation preference of $25,000 per share, plus any unpaid dividends accrued through the Expiration Date (as defined herein). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through Item 11 of this Tender Offer Statement on Schedule TO.


ITEM 12.             EXHIBITS.


Exhibit No.    Document
--------------------------------------------------------------------------------
(a)(1)(i)      Offer to Purchase dated June 16, 2009.
(a)(1)(ii)     Letter of Transmittal (including Guidelines for Certification of
               Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)    Notice of Guaranteed Delivery.
(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.
(a)(1)(v)      Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(1)(vi)     Notice of Withdrawal
(a)(5)         Press Release issued by the Fund dated June 16, 2009.
(b)(1)         Credit Agreement dated as of May 13, 2008 (the "Credit
               Agreement") between the Fund and Bank of Nova Scotia
               (the "Bank");
(b)(2)         Security Agreement dated as of May 13, 2008 between the Fund and the Bank (the "Security Agreement")
(b)(3)         Consent No. 1 and Amendment No. 1 to the Credit Agreement and
               Amendment No. 1 to the Security Agreement dated as of July 11, 2008
(b)(4)         Amendment No. 2 to the Credit Agreement and Amendment No. 2 to
               the Security Agreement dated May 12, 2009
(b)(5)         Amendment No. 3 to the Credit Agreement dated June 2, 2009.
(d)            Letter Agreement dated June 15, 2009 among the Fund and
               Karpus Management, Inc.


ITEM 13. NOT APPLICABLE.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         FIRST TRUST/FOUR CORNERS SENIOR
                                         FLOATING RATE INCOME FUND



                                         By: /s/ James A. Bowen
                                             -------------------------------
                                             Name:  James A. Bowen
                                             Title: President

Dated:  June 16, 2009

                          EXHIBIT INDEX


Exhibit No.    Document
--------------------------------------------------------------------------------
(a)(1)(i)      Offer to Purchase dated June 16, 2009.
(a)(1)(ii)     Letter of Transmittal (including Guidelines for Certification of
               Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)    Notice of Guaranteed Delivery.
(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.
(a)(1)(v)      Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(1)(vi)     Notice of Withdrawal
(a)(5)         Press Release issued by the Fund dated June 16, 2009.
(b)(1)         Credit Agreement dated as of May 13, 2008 (the "Credit
               Agreement") between the Fund and Bank of Nova Scotia (the
               "Bank");
(b)(2)         Security Agreement dated as of May 13, 2008 between the Fund and the Bank (the "Security Agreement")
(b)(3)         Consent No. 1 and Amendment No. 1 to the Credit Agreement and
               Amendment No. 1 to the Security Agreement dated as of July 11,
               2008
(b)(4)         Amendment No. 2 to the Credit Agreement and Amendment No. 2 to
               the Security Agreement dated May 12, 2009
(b)(5)         Amendment No. 3 to the Credit Agreement dated June 2, 2009.
(d)            Letter Agreement dated June 15, 2009 among the Fund and
               Karpus Management, Inc.